                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 6)(1)

                           IKON Office Solutions, Inc.
                           ---------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                    451713101
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 17, 2007
                               ------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 451713101                   13D                    Page 2 of 8 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  12,456,300
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              12,456,300
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    12,456,300
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 451713101                   13D                    Page 3 of 8 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  12,456,300
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              12,456,300
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    12,456,300
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 451713101                   13D                    Page 4 of 8 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  12,456,300
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              12,456,300
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    12,456,300
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 451713101                   13D                    Page 5 of 8 Pages
----------------------                                    ----------------------

      The following  constitutes  Amendment  No. 6 ("Amendment  No. 6") to the
Schedule  13D  filed by the  undersigned.  This  Amendment  No.  6 amends  the
Schedule 13D as specifically set forth.

      Item 4 is hereby amended to add the following:

      On September 17, 2007,  Steel Partners II delivered a letter to the Issuer expressing  its  belief  that the  Shares  continue  to  trade at a  significant discount to their  intrinsic value after several  recommendations  made by Steel
Partners  II on ways to unlock the value of the  Shares,  including  by way of a self tender or outright  sale of the  Issuer.  Steel  Partners II stated that it expected  to explore  with the  Issuer in further  detail  Steel  Partners  II's recapitalization  proposal (attached to Amendment No. 5 to the Schedule 13D) and was prepared to enter into a confidentiality agreement,  including a standstill, that had been  finalized  after  several  weeks of  negotiation.  The Issuer has advised  Steel  Partners  II  that  it  no  longer  wished  to  enter  into  the confidentiality  agreement at this time.  Despite the Issuer's  unwillingness to enter into a confidentiality  agreement,  Steel Partners II stated that it would like to assist the Issuer in maximizing  shareholder  value and that it believes this could be best achieved with  proportionate  representation  on the Issuer's
Board of  Directors.  Steel  Partners  II  stated  that it  believes  it can add valuable expertise in assisting the Board in exploring strategic alternatives to maximize  shareholder value in an amicable and productive manner and recommended that the Issuer consider John Quicke, a representative of Steel Partners II, for appointment  to the Board. A copy of the letter is attached as an exhibit hereto and is incorporated herein by reference.

      Item 5(a) is hereby amended and restated to read as follows:

      (a) The aggregate  percentage of Shares of Common Stock  reported owned by each person named herein is based upon 122,271,733 Shares outstanding,  which is the total number of Shares  outstanding  as reported in the  Issuer's  Quarterly
Report  on Form 10-Q for the  period  ended  June 30,  2007,  as filed  with the
Securities and Exchange Commission on July 30, 2007.

      As of the close of business  on  September  14,  2007,  Steel  Partners II beneficially owned 12,456,300 Shares,  constituting  approximately  10.2% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially own the 12,456,300  Shares owned by Steel Partners
II,  constituting  approximately  10.2% of the Shares  outstanding.  As the sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner  of Steel  Partners  II,  Mr.  Lichtenstein  may be  deemed  to beneficially own the 12,456,300 Shares owned by Steel Partners II,  constituting approximately 10.2% of the Shares outstanding.  Mr. Lichtenstein has sole voting and  dispositive  power with  respect to the  12,456,300  Shares  owned by Steel
Partners II by virtue of his  authority to vote and dispose of such Shares.  The increase in Steel Partners II's percentage  ownership of Shares since the filing of  Amendment  No. 5 to the  Schedule  13D is solely  as a result of the  Issuer reporting a reduction in the number of Shares outstanding.

      Item 7 is hereby amended to add the following exhibit:

      5.    Letter from Steel Partners II, L.P. to IKON Office Solutions,  Inc.,
            dated September 17, 2007.

----------------------                                    ----------------------
CUSIP No. 451713101                   13D                    Page 6 of 8 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2007           STEEL PARTNERS II, L.P.

                                    By: Steel Partners, L.L.C.
                                        General Partner

                                    By: /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                        Warren G. Lichtenstein
                                        Managing Member

                                    STEEL PARTNERS, L.L.C.

                                    By: /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                        Warren G. Lichtenstein
                                        Managing Member

                                    /s/ Warren G. Lichtenstein
                                    --------------------------------------------
                                    WARREN G. LICHTENSTEIN

----------------------                                    ----------------------
CUSIP No. 451713101                   13D                    Page 7 of 8 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX
                                  -------------

      Exhibit                                                              Page
      -------                                                              ----

1.    Joint  Filing  Agreement  by and among Steel  Partners  II,           --
      L.P., Steel Partners,  L.L.C.  and Warren G.  Lichtenstein,
      dated  January 20, 2005  (previously  filed).

2.    Letter  from  Steel   Partners  II,  L.P.  to  IKON  Office           --
      Solutions, Inc., dated June 29, 2007 (previously filed).

3.    IKON  Office  Solutions,   Inc.  Proposed  Recapitalization           --
      Presentation  of Steel  Partners II, L.P.,  dated June 2007
      (previously filed).

4.    Powers of Attorney (previously filed).                                --

5.    Letter  from  Steel   Partners  II,  L.P.  to  IKON  Office            8
      Solutions, Inc., dated September 17, 2007.

----------------------                                    ----------------------
CUSIP No. 451713101                   13D                    Page 8 of 8 Pages
----------------------                                    ----------------------

                             STEEL PARTNERS II, L.P.
                         590 Madison Avenue, 32nd Floor
                            New York, New York 10022
                                 (212) 520-2300

                                          September 17, 2007

Mr. Matthew J. Espe
Chairman and Chief Executive Officer
IKON Office Solutions, Inc.
70 Valley Stream Parkway
Malvern, Pennsylvania 19355

Dear Matthew:

      It was a pleasure  speaking with you and Bob on August 23, 2007. As I hope you already  know, I appreciate  the time you have given us to discuss  candidly our views on IKON Office Solutions, Inc. ("IKON" or the "Company"). As you know,
I believe that the IKON shares  continue to trade at a  significant  discount to their intrinsic value and I have made several  recommendations on ways to unlock the value of the shares,  including by way of a self tender or outright  sale of the Company.  I was excited for the  opportunity  to explore with you in further detail my recapitalization proposal in light of other strategic alternatives you indicated  are  currently  available to IKON.  It was my  expectation  that this opportunity would come to fruition after our lawyers finalized a confidentiality agreement, including a standstill, after several weeks of negotiations. However, you  advised me the last time we spoke that you no longer wish to enter into the confidentiality agreement at this time.

      As you know,  Steel  Partners is one of IKON's  largest  shareholders  and
Steel's position in the Company  represents one of its largest  investments in a domestic public company.  While I understand that there may be developments that prevent you from entering into a  confidentiality  agreement at this time, Steel
Partners has a duty to its investors to protect its investment in IKON and would like to assist IKON in  maximizing  shareholder  value.  I believe this could be best achieved with  proportionate  representation  on the Board.  With one of my designees  appointed to the Board,  I believe we can add  valuable  expertise in assisting the Board in exploring strategic  alternatives to maximize shareholder value in an amicable  and  productive  manner.  We  therefore  request  that you consider John Quicke, a representative of Steel Partners, for appointment to the
Board.

      I would like to reiterate  that we are committed,  long-term  shareholders whose  priority  is to work with the Board - not  against  it - in doing what is best for all shareholders.  Please let me know when you are available to talk so
I can discuss with you in further detail the background  and  qualifications  of
Mr. Quicke.

                                          Respectfully,

                                          /s/ Warren G. Lichtenstein

                                          Warren G. Lichtenstein

cc:   Board of Directors